UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Russell Investment Management Company

Russell Financial Services, Inc.

909 A Street

Tacoma, WA 98402

File No. 812-[ ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Elliot Cohen

Associate Counsel

Russell Investment Management Company

909 A Street

Tacoma, Washington 98402

With a copy to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

Page 1 of 111 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on July 2, 2009.

I.	INTRODUCTION

A.	Summary of Application

Russell Investment Management Company (“Adviser”) and Russell Financial Services, Inc. (“Distributor” and together with the Adviser, the “Applicants”), apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). Applicants seek the Order to permit one or more investment companies to be formed (each, a “Trust”) to create and operate one or more actively managed portfolios (each, an “Actively Managed Fund”) that offers exchange-traded shares with limited redeemability (“Shares”) and one or more index-based portfolios of the Trust (the “Index-Based Fund”) that offers Shares. Actively Managed Funds or Index-Based Funds that offer Shares are referred to herein as “ETFs.”

As an initial matter, it is important to note that the Securities and Exchange Commission (the “Commission”) has issued orders on several exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting with respect to the Actively Managed Funds. The Commission has also issued orders on numerous exemptive applications that involve index-based ETFs (“Index-Based ETFs”) seeking relief substantially identical to the relief Applicants are requesting with respect to the Index-Based Funds. Moreover, substantially all of the relief Applicants are seeking would be available without an individual exemption if proposed Rule 6c-11 under the Act were in effect.1

Applicants request that the Order requested herein apply to the Actively Managed Funds and the Index-Based Funds that may form the initial series of the Trust (“Initial Funds”) as well as to additional series of the Trust and any Actively Managed Fund or Index-Based Fund affiliated with any other open-end management investment companies, or series thereof, that offer Shares that may be created or otherwise affiliated with the Applicants in the future (“Future Funds”). Any Future Funds will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this Application. The Initial Funds and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds.” The requested Order would permit, among other things:

•

Shares of an Actively Managed Fund, which will be an actively managed open-end management investment company, to trade on a national securities exchange at prices set by the market rather than at net asset value;

•

Shares of an Index-Based Fund, which will attempt to replicate substantially the price and dividend performance of the securities represented by one or more securities indexes, to trade on a national securities exchange at prices set by the market rather than at net asset value;

•	Shares to be redeemable in large aggregations only;

[1]	Exchange-Traded Funds, Proposed Rule, SEC Release Nos. 33-8901 and IC-28193 (Mar. 11, 2008), 73 Fed Reg. 14618 (Mar. 18, 2008) (“ETF Proposal”).

•	certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption;

•	certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

•	the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B);

•	a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or an affiliated person of an affiliated person; and

•	an Index-Based Fund to track an index which may be provided and maintained by an affiliate of the Adviser and the Distributor.

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), the Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) the Initial Funds or the Future Funds whether or not they are currently or subsequently part of the same “group of investment companies” as Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds, as defined below; and (2) each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund.2 “Fund of Funds” does not include the Funds.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt

[2]

Applicants note that the ETF Proposal, if adopted, would eliminate the need for certain of the conditions described herein. However, funds that rely on the ETF Proposal, if adopted, to invest in ETFs without a FOF Participation Agreement would be limited in their ability to redeem ETF shares.

any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”3 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

Russell Investments (“Russell” or the “Index Provider”) has created certain institutional benchmark indexes (the “Russell Indexes”), as described below, which may serve as benchmark indexes to be tracked by the Index-Based Funds.4

[3]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

[4]	The Index-Based Funds may also utilize securities indexes other than the Russell Indexes (i.e., securities indexes provided by unaffiliated persons).

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application. A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Applicants seek relief to permit an Actively Managed Fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating ETFs.5 In addition, the relief requested in this Application is substantially

[5]

See In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28723 (May 11, 2009) (notice) and IC Rel. No. 28752 (June 1, 2009) (order); In the Matter of IndexIQ ETF Trust, et al. IC Rel. No. 28638 (Feb. 27, 2009) (notice) and IC Rel. No. 28653 (Mar. 20, 2009); In the Matter of WisdomTree Investments Inc., et al., IC Rel. No. 27324 (May 18, 2006) (notice) and IC Rel. No. 27391 (Jun. 12, 2006) (order) (“WisdomTree”); In the Matter of Fidelity Commonwealth Trust, et al., IC Rel. No. 26166 (Aug. 22, 2003) (notice) and IC Rel. No. 26178 (Sept. 12, 2003) (order) (“Fidelity”); In the Matter of PowerShares Exchange-Traded Fund Trust, et al., IC Rel. No. 25961 (Mar. 4, 2003) (notice) and IC Rel. No. 25985 (Mar. 28, 2003) (order) (“PowerShares”); In the Matter of Rydex ETF Trust et al., IC Rel. No. 25948 (Feb. 27, 2003) (notice) and IC Rel. No. 25970 (Mar. 25, 2003) (order) (“Rydex ETF”); In the Matter of UBS Global Asset Management (US) Inc. and Fresco Index Shares Funds, IC Rel. No. 25738 (Sept.18, 2002) (notice) and IC Rel. No. 25767 (Oct. 11, 2002) (order) (“Fresco”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., IC Rel. No. 25409 (Feb. 5, 2002) (notice) and IC Rel. No. 25451 (Mar. 4, 2002) (order) (“Nuveen”); In the Matter of Vanguard Index Funds, et al., IC Rel. No. 24680 (Oct. 6, 2000) (notice) and IC Rel. No. 24789 (Dec. 12, 2000) (order) (“VIPERS”); In the Matter State Street Bank and Trust Company, et al., IC Rel. No. 24631 (Sept.1, 2000) (notice) and IC Rel. No. 24666 (Sept. 25, 2000) (order) and In the Matter of the Select Sector SPDR Trust, et al., IC Rel No. 23492 (Oct. 20, 1998) (notice) and IC Rel. No. 23534 (Nov. 13, 1998) (order) (“Select Sector SPDRs”); In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24394 (Apr. 17, 2000) (notice) and IC Rel. No. 24451 (May 12, 2000) (order) and In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24393 (Apr. 17, 2000) (notice) and IC Rel. No 24452 (May 12, 2000) (order) (“iShares”); In the Matter of The Foreign Fund, Inc., et al., IC Rel. No. 21737 (Feb. 6, 1996) (notice) and IC Rel. No. 21803 (Mar. 5, 1996) (order) (“WEBS”); and In the Matter of CountryBaskets Index Fund. Inc. et al., IC Rel. No. 21736 (Feb. 6, 1996) (notice) and IC Rel. No. 21802 (Mar. 5, 1996) (order) and (“CountryBaskets Order”). Each of the above sought relief pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), and Rule 22c-1, and pursuant to Section 6(c) and Section 17(b) of the Act from the provisions of Section 17(a). PIMCO and IndexIQ also sought relief pursuant to Section 6(c) of the Act from the provisions of Sections 22(d) and 22(e), and pursuant to Section 12(d)(1)(J) of the Act from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B). VIPERS did not seek relief from Section 5(a)(1) of the Act. The Fresco, Nuveen, WEBS, iShares and CountryBaskets Applications sought relief from Section 22(e) of the Act. The Fidelity, PowerShares, Rydex, Fresco and VIPERS Applications each sought relief under Section 24(d) of the Act. See also, In the Matter of BLDRS Index Funds Trust, et al., IC

Footnote	continued on next page

similar	to the relief described in recent exemptive applications concerning actively managed ETFs.[6]

The Applicants further seek relief to permit Index-Based Funds to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as ETFs.7

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Adviser and Sub-Advisers

The Adviser will be the investment adviser to each of the Funds and will, in each case, possess full discretionary investment authority with respect to the Funds or discrete portions of Funds that includes the ability to appoint sub-advisers to the Funds. The Adviser is a Washington corporation, with its principal office located at 909 A Street, Tacoma, Washington, 98402. The Adviser is registered with the Commission as an

Rel. No. 25772 (Oct. 17, 2002) (notice) and IC Rel. No. 25797 (Nov. 8, 2002) (order) (“BLDRS”); In the Matter of MidCap SPDR Trust, Series 1, IC Rel. No. 20797 (Dec. 23,1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order) (“MidCap”); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) (“Diamonds”); In the Matter of the Nasdaq 100 Trust, et al., IC Rel. No. 23668 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order) (“Nasdaq-100 Trust”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. 17809 (Oct. 19, 1990) (order) (“SuperTrust”), granting exemptions under Section 6(c) from Sections 4(2), 22(c) and Rule 22c-1 thereunder, and 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving the exchange of shares of Capital Market Fund, Inc. for units of beneficial interest (“SuperUnits”) of the SuperTrust, each separable at the option of the holder into two complimentary components of interest (“SuperShares”).

[6]

See In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (December 23, 2008) (notice) and IC Rel. No. 28604 (January 16, 2009) (order) (“Grail Order”); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28171 (February 27, 2008) (order).

[7]

See, e.g., supra note 5. Applicants note that this Application requests relief with respect to both actively-managed exchange traded funds and index-based exchange traded funds, in contrast to prior applications which addressed one type of fund.

investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).

The Adviser may manage a Fund itself or in concert with one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).8 Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”).

B.	The Distributor

The Distributor, a Washington corporation, will serve as the principal underwriter and distributor for each of the Funds. The Distributor is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor will distribute shares on an agency basis. The Distributor is a wholly owned subsidiary of the Adviser, and as such, each of the Adviser and the Distributor is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the 1940 Act. 9

[8]

The Adviser intends to file a separate application with the Commission for “manager of managers” relief to permit the Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

[9]	Applicants note that it is possible that one or more broker-dealers not affiliated with the Adviser may act as a distributor of the Funds in the future.

C.	The Trust and the Future Funds

The Trust, which will be organized as a Massachusetts business trust, will be an open-end management investment company. The Trust will initially be comprised of two Funds. The Trust will be overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies whose activities are overseen by a Board.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF,” “index-based exchange-traded fund,” “index-based ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares. In addition, each Fund’s prospectus (“Prospectus”) and advertising material will prominently disclose, as applicable, that the Fund is an “actively managed exchange-traded fund,” “actively managed ETF,” “index-based exchange-traded fund” or “index-based ETF.”

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

The Future Funds will be marketed in a manner similar to the Trust and will each seek qualification as a RIC under the Code.

D.	The Index Provider

Russell is a Washington corporation which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company. The Adviser is a wholly owned subsidiary of Russell, and as such, each of Russell, the Adviser and the Distributor is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Index-Based Funds may seek to track certain Russell Indexes. The Russell Indexes are constructed to provide a comprehensive and unbiased barometer of the market cap segment they represent. All of the Russell Indexes are reconstituted annually to ensure new and growing equities are reflected. Over the past 25 years, Russell’s innovative methodology has helped the Russell Indexes become the benchmarks most used by institutional investors. Currently, institutional investment professionals responsible for over $4.3 trillion in assets use Russell Indexes to guide their portfolios. Russell Indexes represent over 98% of the investable universe worldwide. Russell Indexes are objective, comprehensive, and built according to transparent rules. Industries and sectors are represented by a wide variety of securities, rather than samples found in other indexes. Russell Indexes are rigorously maintained. Rules dictate additions to the indexes every quarter, ensuring constant coverage. Member stocks are not selected by a committee. Russell allows the market to decide what stocks are included, based on capitalization, so the Russell Indexes remain relevant no matter how market activity changes.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer

Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s portfolio securities (“Portfolio Securities”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, and Securities Lending Agent will be disclosed, as required by Form N-1A, in the Fund’s Prospectus and/or statement of additional information (“SAI”) for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of the Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

III.	THE APPLICANTS’ PROPOSAL

A.	Reason for Proposal

Applicants wish to make available, in response to market demand, Actively Managed Fund securities that provide intra-day liquidity and exposure to actively managed portfolios of liquid securities. Applicants further wish to make available, in response to market demand, Index-Based Fund securities that provides intra-day liquidity and exposure to index-based portfolios of liquid securities.

The Applicants expect that the Shares, because they can be bought and sold continuously throughout the day, will appeal to tactical and other traders who prefer to buy and sell ETF shares as well as to those investors that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of trading on the New York Stock Exchange (“NYSE”) (which is usually 4:00 p.m. ET).

There are clear benefits to moving transactions in Shares by investors onto an Exchange (as defined herein). The most important benefit is that transactions effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt a Fund’s portfolio management or cause the Fund to incur any transaction costs.

The Applicants also expect the Shares to appeal to broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers. An actively managed ETF or index-based ETF (such as those proposed by this Application) may provide such investors with important tax benefits and cost savings relative to a comparable mutual fund investment.

The Applicants believe that offering an actively managed ETF or index-based ETF would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the Act. The Applicants believe that the Shares would provide the following benefits, among others:

•

For the Actively Managed Fund, provide investors with exposure to the diversification and potential above-market return opportunities offered by an actively managed ETF, as contrasted with Index-Based ETFs, which can offer only index-limited market exposure and index-tracking returns.

•

Provide investors with exposure to an actively managed portfolio of liquid securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

•

For the Index-Based Fund, provide investors with exposure to an index-based portfolio of liquid securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

•

Provide investors with an opportunity to obtain through their brokerage or advisory relationships a diversified portfolio of liquid securities selected by the Adviser or Sub-Advisers with significantly lower transaction costs than if they purchased individual securities.

•

Provide investors with access to the investment expertise of the Adviser and Sub-Advisers whose expertise they otherwise would not be able to access directly through the Adviser’s and Sub-Advisers’ management of the Funds or portions thereof.

•	Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•	Provide investors with an opportunity to obtain a diversified portfolio of securities with significantly lower cash holdings than a similarly managed mutual fund.

•	Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

•	Provide a security that should be freely available in response to market demand.

B.	Description of the Funds

Each Fund will offer Shares that will be listed on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”). The Funds’ listing Exchange will not be affiliated with the Funds, the Adviser, the Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

Applicants observe that the ETF structure and operation is no longer novel. For well over a decade, the Commission has had an opportunity to review the operation of ETFs to determine that they would not lead to abuses that the Act addresses. As of April, 2009, over 700 of these products were traded on Exchanges.10 In fact, some Index-Based ETFs are among the most actively traded issues on an Exchange. In addition, actively managed ETFs have been trading since April 2008, and are no longer novel.

Like other actively managed ETFs, the difference between the Applicants’ proposal with respect to actively managed ETFs relates to the Actively Managed Fund’s investment objective and securities selection methodology. Unlike actively managed ETFs, Index-Based ETFs seek to replicate the performance of a particular index. Each Actively Managed Fund will pursue its investment objective by investing in liquid securities that the Adviser or Sub-Advisers believes will enable the Funds to achieve their stated investment objective. Applicants submit that this Application is substantially similar to previously granted actively-managed ETF relief.

[10]	See Investment Company Institute, “Number of Exchange-Traded Funds by Type: April 2009” (June 18, 2009) (available at: http://www.ici.org/highlights/etfs_04_09).

During the past decade, the degree of portfolio management used by ETFs has progressed from (a) the passive strict replication strategies followed by the early unit investment trust products such as the SPDR, DIAMONDS and QQQs, to (b) the sampled and/or optimized portfolio strategies used by the management company products such as CountryBaskets, WEBS, iShares, Select Sector SPDRs, VIPERS, and the enhanced strategies of the PowerShares products, to (c) the HealthShares, Inc. structure, which utilized a replication or representative sampling strategy to an index created according to a methodology designed by an affiliate of the adviser, to (d) the actively managed ETF products such as the actively managed strategies used by Grail Advisors, certain PowerShares products and other sponsors.

Applicants submit that the transparency process of the Actively Managed Funds (as described herein) is substantially similar to the structure of Index-Based ETFs. Each Fund will provide full transparency of its Portfolio Securities. Applicants further submit that the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of Index-Based ETFs now trading.

Applicants further believe that the full transparency of the Actively Managed Fund’s Portfolio Securities will mitigate the potential conflicts of interest that might arise as a result of the Adviser’s or each Sub-Adviser’s active investment management of its relevant actively managed Fund. In addition, the Adviser, the Sub-Advisers and the Actively Managed Funds each will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein.

Applicants submit that (a) the Actively Managed Funds will operate, function and trade in the same manner as the actively managed ETFs and Index-Based ETFs that are currently in the marketplace, (b) the Index-Based Funds will operate, function and trade in the same manner as the Index-Based ETFs that are currently in the marketplace, (c) the process for ensuring each Actively Managed Fund’s transparency adequately resolves the concerns that might arise from the active nature of the Actively Managed Funds and (d) the Index-Based Funds and Actively Managed Funds merit the requested relief.

1.	Investments

The relief requested herein with respect to the Index-Based Funds and Actively Managed Funds is substantially similar to previous orders granted to Index-Based ETFs and actively managed ETFs, respectively.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. Funds that invest in foreign equity and/or fixed income securities are “Foreign Funds.” Funds and portions of Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds and portions of Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds” (and together with the Global Equity Funds, “Global Funds,” which term includes portions of Funds that invest in foreign and domestic equity and fixed income securities). The Domestic Equity Funds and Domestic Fixed Income Funds together are “Domestic Funds,” which term includes any portion of a Fund that invests in domestic equity and fixed income securities.

2.	Implementation of Investment Strategy

In order to implement each Actively Managed Fund’s investment strategy, the Adviser or Sub-Adviser of a Fund may review and change the Portfolio Securities held by the Fund daily. On each business day, which means any day the Fund is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Fund’s or its service provider’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s in-kind creation and redemption of baskets.

The Adviser and the Sub-Adviser will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Adviser and Sub-Adviser may disclose such information solely to the Chief Compliance Officers of the Funds, the Adviser and the Sub-Advisers for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 under the Act.

3.	Additional Policies

a.	General

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. In addition, each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Funds of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code. Additional investment policies and strategies will be described in the Prospectus for each Fund.

b.	Depositary Receipts

Applicants do not believe that investment in American Depositary Receipts (“ADRs”) will adversely affect the Funds. ADR market capitalization will be based on outstanding ADRs in the U.S. market and not on the foreign securities underlying the ADRs. Neither the Adviser nor any Sub-Adviser nor any of their affiliates will serve as a Depository for any ADRs acquired by a Fund. The identity of the Depository of any ADR will not be a criteria used by the Adviser, Sub-Adviser or Fund in selecting Portfolio or Deposit Securities, as defined below.

Applicants anticipate that many, if not all of the Foreign Funds will invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.11

To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not

[11]

With respect to American depositary receipts (“ADRs”), the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”) on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any Sub-Adviser will serve as the Depository for any Depositary Receipts held by a Foreign Fund.

readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.12

Generally, a Foreign Fund will hold Depositary Receipts only in situations where the Adviser or the Sub-Adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or otherwise improves the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit (as defined below). A Depositary Receipt may provide more liquidity than its corresponding Underlying Security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for it. Alternatively, local market regulations may place restrictions on the transfer of local securities and prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process causing the Adviser or Sub-Adviser to opt for Depositary Receipts. In addition, to the extent that a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit and of disposing of Redemption Securities (as defined below). Furthermore, certain Depositary Receipts – namely global depositary receipts (“GDRs”) and Euro depositary receipts (“EDRs”) may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the Underlying Securities they represent, causing the use of them in certain instances

[12]

Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

to reduce trading, settlement and other costs for a Fund. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit or distributed as Redemption Securities (as defined below). This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and Underlying Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the Underlying Securities they represent. Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding Underlying Securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding Underlying Securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding Underlying Securities as both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds. Further,

Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are sufficiently liquid to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.

4.	Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, each Fund’s Board will have overall responsibility for the Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

C.	Regulatory Concerns

The Commission previously has sought public comment on issues relating to the concept of an actively managed ETF to assist the Commission in its consideration of proposals for actively managed ETFs.13 In the Concept Release, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns. The Applicants have considered the regulatory concerns the Commission identified and addresses them below.

1.	The Funds

Applicants intend to make clear in this Application that the Funds, including the Actively Managed Funds, will be structured and operated almost identically to Index-

[13]	See “SEC Concept Release: Actively Managed Exchange-Traded Funds,” IC Rel. No. 25258 (Nov. 8, 2001) (hereinafter, “Concept Release”).

Based ETFs now trading on the NYSE Arca, Inc. Exchange (“Arca”), NYSE or other U.S. national securities exchanges as defined in Section 2(a)(26) of the Act (“Other Exchanges”), including The Nasdaq Stock Market LLC (“Nasdaq”). Applicants submit that the structure and operation of the Trust and its Funds should be very familiar to investors and market participants who currently use Index-Based ETFs, and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for Index-Based ETFs. As discussed herein, the relief sought is no longer novel, even to the extent that it pertains to an actively managed ETF, and Applicants believe that the full transparency of the Portfolio Securities of each Fund and other features of each Fund, as described in the Application, are fully responsive to the Commission’s regulatory concerns over actively managed ETFs, thereby making the Funds appropriate vehicles for the relief sought in the Application.

2.	Potential Discrimination Among Beneficial Owners

The first potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(3) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions. The Commission observed that one potential difference between an Index-Based ETF and an actively managed ETF is that, in the latter case, significant deviations could develop between the market price and the NAV of the actively managed ETF’s shares. The Commission also observed that it might be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.

The Applicants’ proposal for full transparency of each Fund’s Portfolio Securities with disclosure of the identities and quantities of the Portfolio Securities is designed for efficient arbitrage, thus avoiding the possibility that significant deviations could develop between the market price of the Fund’s Shares and its NAV. The Applicants are highly confident that, because they will be providing full disclosure of each Fund’s Portfolio Securities, Exchange Specialists (as defined below) and market makers will be able to maintain reasonable spreads between the bid and offer prices of the Shares, and, therefore, cause the market price of the Shares to track the NAV closely. The Applicants do not expect the deviations between the market price and the NAV of the Shares to be significant in magnitude or frequency. Moreover, the Applicants do not believe the scenario posed in the Concept Release of the NAV of the Shares increasing while the market price of those Shares decreases, or vice versa, is likely to occur. Either scenario would signal a fundamental breakdown in the arbitrage process (possibly involving misconduct by intermediaries or secondary market participants) rather than the existence of inequitable or discriminatory provisions in the ETF structure. Neither scenario could be reasonably attributed to the actively managed nature of the Actively Managed Fund, nor, for that matter, to the Index-Based Fund.

In connection with its Section 1(b)(3) concerns, the Commission also questioned whether the operation of an actively managed ETF would place investors who have the financial resources to purchase shares from or redeem shares to broker-dealers and/or other financial institutions in large blocks (each, a “Creation Unit”) at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price. The Applicants do not believe that the issuance of the Shares by any Fund will give rise to any discriminatory treatment of shareholders, or create any imbalance of equities, of the type that Section 1(b)(3) of the Act was designed to prevent. Moreover, the Applicants believe that the issuance of the Shares would present no greater risk of discriminatory or inequitable treatment of shareholders than may be presented by Index-Based ETFs. Although all investors may have the same opportunity in a free market system to acquire investment vehicles, all investors do not have the same financial resources and, therefore, do not have the same ability to take advantage of all investment opportunities to the same degree. The Commission approved the exemptive applications of all Index-Based ETFs knowing that the arbitrage mechanism central to the economic viability of ETFs is available only to those investors who have the financial resources to buy and sell Creation Units. All qualifying investors have the same opportunity to buy and sell Creation Units, although they may not have the financial resources to do so. The Fund stands ready to sell and redeem Creation Units from an Authorized Participant under the terms and conditions described in this Application, which are substantially identical to the terms and conditions under which Creation Units of Index-Based ETFs are bought and sold every day under existing Commission exemptive orders.

3.	Potential Conflicts of Interest

The second potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers, or dealers. The Commission observed that the operation of an ETF - specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities - may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the securities included in the basket. The Commission stated that these conflicts would appear to be minimized in the case of an Index-Based ETF because the universe of securities that may be included in the Index-Based ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission raised concerns that the same might not be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. The Commission did not identify what specific conflicts of interest could arise because of this active management. We do not believe, however, the conflict raised by the proposal for the adviser to an actively managed ETF is any greater than for an adviser to any actively managed discretionary account, such as a mutual fund.

Full transparency of Portfolio Securities was chosen precisely to maximize the tighter tracking of the Funds’ Share prices and its daily NAV. Applicants believe that the market for the Funds’ Portfolio Securities will be simply too liquid, deep and competitive for the Adviser or Sub-Advisers or any affiliate of such persons to be able to take any action that could favor the interests of such persons to the detriment of the Funds’ shareholders. In short, the operation of the Funds, as described in this Application, does not raise any issues under Section 1(b)(2) with respect to the management of the Funds or the issuance of Shares.

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Sub-Adviser will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and each Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Adviser, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the rule.

The Adviser is not nor will it be registered as a broker-dealer. Except for the investment management services that the Adviser will provide to the Funds, the Adviser does not expect to provide any other services to the Funds. Subject to the approval of the Board, an affiliated person of the Adviser (“Adviser Affiliate”) or an affiliated person of a Sub-Adviser (“Sub-Adviser Affiliate”) may provide custody, fund accounting, administration, transfer agency and dividend disbursement to the Funds. To the extent any Fund uses the services of any Adviser Affiliate, Sub-Adviser and/or Sub-Adviser Affiliate for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.

Applicants assert that the potential conflicts of interest due to the Index Provider being affiliated with the Adviser will not have any impact on the operation of the Funds. The Russell Indexes will maintain transparency, the Funds’ portfolios will be transparent and Russell, the Adviser and the Funds will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein.14 Among

[14]

Applicants note that in the ETF Proposal, the Commission noted that federal securities law and the rules of national securities exchanges require funds and their advisers to adopt measures reasonably designed to prevent misuse of non-public information, and indicated its belief that such requirements should be sufficient to protect against abuses addressed in exemptive applications of ETF sponsors that represented that they would use an affiliated index provider. The ETF Proposal therefore did not include terms from previous exemptive applications

Footnote continued on next page

other things, these policies and procedures are designed to limit or prohibit communication between the “Index Administrator” (the employee of Russell with ultimate responsibility for the Indexes), the “Index Staff’ (those employees of Russell appointed to assist the Index Administrator in the performance of his/her duties) and other employees of Russell. These policies and procedures are sometimes referred to herein as “Firewalls.”

Applicants assert that the Russell Indexes will be as or more transparent than any index used by existing ETFs. To ensure that its Russell Indexes are transparent, Russell will publish in the public domain, including on its website, and/or the Funds’ website (“Website”), the rules that govern inclusion and weighting of securities in each of its Russell Indexes. Applicants believe that this enhanced level of transparency will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with Russell, the owner of the Russell Indexes. In conjunction with the Firewalls discussed herein, these restrictions will prevent the Adviser, or any affiliated person of the Adviser or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from any Funds that track the Indexes. In addition, Applicants will have adopted Firewalls to address potential conflicts of interest.

Applicants do not believe the potential for conflicts of interest raised by the use of the Russell Indexes in connection with the management of the Funds is substantially different from the potential conflicts presented by an adviser managing two or more designed to prevent the communication of material non-public information between the ETF and the index provider.

registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the use of the Russell Indexes in connection with the management of the Funds is substantially different from the potential for conflicts presented by the side-by-side management of existing ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same advisor. Russell has adopted and implemented policies and procedures, including Firewalls; that it believes will minimize or eliminate any potential conflicts of interest.

First, Russell will disclose the potential for conflicts to its clients. Second, Russell has adopted Firewalls designed to prevent the dissemination and improper use of non-public information about changes to Index constituents. In addition, Russell has adopted and implemented, pursuant to Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest between Funds, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Funds as index funds minimizes the potential for conflicts as the investment strategies of each Fund will be constrained by its objective to track the performance of its underlying index or Russell Index, as applicable.

4.	Other Regulatory Concerns

The Applicants are not aware of any other issues that could cause the Applicants’ Actively Managed Funds to operate differently from an index-based ETF or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from the Funds.

D.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a Creation Unit) to be specified in the Fund’s Prospectus will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

The Funds will have Shares listed on an Exchange. The Funds will comply with the terms and conditions of any order granted pursuant to this Application.

Finally, Applicants have determined that purchases and redemption of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.

1.	Portfolio Turnover

Applicants do not expect portfolio turnover to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of Portfolio Securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences.

2.	Fund Transparency

The Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. The Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.15

After considering a variety of alternatives, the Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “Pricing Time”).16

Each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Fund and each Fund’s per Share NAV, last-traded price and midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of the prior Business Day’s Pricing Time. The identities and

[15]

See Concept Release at 13 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

[16]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

quantities of the Portfolio Securities for each Fund may also be fully available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association17 an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount (as defined below).

The Applicants are highly confident that the full publication of the Fund’s Portfolio Securities will enable Exchange Specialists (as defined below) and market makers to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares. The Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by Index-Based ETFs in today’s markets. The Applicants believe that the full publication of the Fund’s Portfolio Securities on a daily basis will enable Exchange Specialists and market makers to minimize bid/ask spreads, and that such spreads would fall within the range exhibited by index-based ETFs.

The Adviser and the Sub-Advisers will adopt policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

[17]	The Consolidated Tape Association (CTA) oversees the dissemination of real-time trade and quote information in New York Stock Exchange listed securities.

E.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of the Funds will have one vote for each of the Shares they own with respect to matters regarding the Funds for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

F.	Exchange Listing

The Trust will list Shares of the Funds on the Arca, NYSE or Other Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange. Shares of the Funds will be traded on the Exchange in a manner similar to Grail, HealthShares, WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQs and iShares. When Arca or NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a specialist and maintain a market on the Exchange for the Shares trading on the Exchange (“Exchange Specialist”).18

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

G.	Sales of Shares

1.	General

The Funds will offer, issue and sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the Pricing Time. The Trust will sell and redeem Creation Units of each Fund only on a

[18]

If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed in section V.C. below.

Business Day, which includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.19 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.20

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools

[19]

As a general matter, the Deposit Securities and Redemption Securities will correspond pro rata to the portfolio securities held by a Fund. However, in limited circumstances, and only when doing so would be in the best interests of a Fund, each Fund may designate Deposit Securities or Redemption Securities that may not be an exact pro rata reflection of the Fund’s portfolio. This could occur, for example, in instances where a security may not be readily available. In the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between the Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio. In addition, the Deposit Securities and Redemption Securities may differ slightly from each other in order to assist the Adviser in rebalancing a Fund or as a result of corporate actions.

[20]

As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.21

The Funds may also permit, in their sole discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Funds reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by a Fund, the Adviser or the Sub-Adviser that such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. Applicants expect this would happen only in limited circumstances.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed

[21]	Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately and will be fully disclosed in the Prospectus and the method of calculating such Transaction Fees will be disclosed in the Prospectus or SAI. Variations in the Transaction Fees may be imposed from time to time, as disclosed in the Prospectus, in accordance with Rule 22d-1 under the Act and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the Adviser or the Sub-Adviser in its sole discretion and depending upon who constructs the Creation Units may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., 50,000 Shares) and such fixed number will be set forth in the Prospectus for each such Fund. The price per Share of each Fund will fall in the range of $20 to $100.22 Accordingly, the price of a Creation Unit will be between $1,000,000 (assuming the lowest price of $20 per Share) and $5,000,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Funds.

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount (as defined below), the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons creating Shares in Creation Units and for maintaining records of both the orders

[22]

Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price; the Prospectus for each such Fund will disclose these items.

placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Funds to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator or another service provider.

2.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities together with an amount of cash specified by the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the listing Exchange the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, each Fund reserves the right, to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer23 through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Fund, the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units, are empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent Shareholder dilution.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Equity Fund must either: (1) initiate instructions pertaining to Portfolio

[23]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (defined below).

Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off Time on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.24 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the

[24]

See In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended, except that the Actively Managed Funds will not track underlying indices.

settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.25 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, in light of the investment objective of such Fund. Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security.26 Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process;

[25]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

[26]

In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,27 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through and “outside”, the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.

[27]

A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Brokers, including but not limited to the Distributor, of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00pm ET. Once the Brokers receive a notice of an intent to submit an order, the Brokers shall cause the Adviser or the Sub-Adviser (depending upon who constructs the Creation Units) and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Brokers, such Shares will be delivered to the purchaser thereof.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process, calculated in the manner disclosed in the Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Brokers, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (b) arrangements satisfactory to the Fund are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser depending upon who constructs the Creation Units) to reject any order not submitted in proper form.

Once the Fund has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Brokers will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit

Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Brokers or the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor or other Brokers if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the

Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

H.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor, other Brokers or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the NYSE Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

I.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Fund. The Fund will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with a possible Cash Redemption Payment), as described below, except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.28

The Adviser or Sub-Adviser, depending upon who constructs the Creation Units, will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. The Applicants expect that the Deposit Securities and Redemption Securities will generally consist of a pro rata basket of the Fund’s portfolio. In some instances, the Deposit Securities may differ slightly from the Redemption Securities. The Fund will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Fund. The Fund may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Fund determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain

[28]

In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Clearing Unit Aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion, and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor or other Brokers on behalf of the Fund 30 minutes prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor or other Brokers will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund, to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor or other Brokers from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions,29 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

J.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Funds will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351

[29]

Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

K.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. A Funds’ board of trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

L.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform potential investors of this fact and direct interested investors to contact their brokers to ascertain the availability of such a service through their brokers. The SAI will also caution interested investors that each broker may require investors to adhere to specific procedures and timetables in order to participate in the dividend reinvestment service and such investors should ascertain from their brokers the necessary details. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

M.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Funds will be authorized to implement a plan pursuant to Rule 12b-1 under the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed in the Prospectus.

N.	Shareholder Reports

The Fund will furnish to the DTC Participants for distribution to the Fund’s Beneficial Owners with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. The Funds will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Fund’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

O.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the Website will include, or will include links to, the current Summary Prospectus,30 SAI, and most recent annual and semi-annual reports to shareholders. The Website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price,31 and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution

[30]	As defined in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open–End Management Investment Companies (Jan. 13, 2009).

[31]

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.32 On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.33 The Website and information will be publicly available at no charge. In addition, the NAV for each Fund will be calculated and disseminated daily.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily and available for publication by various media of general circulation, including, but not limited to newspapers. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount. The Funds are not involved in, or

[32]	Applicants note that the ETF Proposal, if adopted, would not require ETFs to include historical premium/ discount information on their Internet Web sites.

[33]

Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

The performance of an index tracked by an Index-Based Fund will be calculated and disseminated no less than once each Business Day at the end of the day. The end-of-day values of any Global Fund will be adjusted to reflect currency exchange rages at the end of each Business Day.

P.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund”, on the other hand. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be provided in the SAI.

Although the Trust is classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, as applicable, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF,” “index-based exchange-traded fund,” “index-based ETF” or “ETF.” To that end, the designation of Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s Prospectus and advertising material will prominently disclose, as applicable, that the Fund is an “actively managed exchange-traded fund,” “actively managed ETF,” “index-based exchange-traded fund,” or “index-based ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the Shares. The Prospectus and SAI for each Fund will disclose that the Actively Managed Funds are actively managed exchange-traded funds and that the Index-Based Funds are index-based exchange-traded funds.

Each Prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the Shares as of a recent date) and will refer the potential investor to the SAI for further information. After a Fund’s Shares have traded for 12 months or more, the Prospectus or SAI and, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares is the Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.34 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.

The Prospectus will make clear that Shares may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing

[34]	Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

enough Shares to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to broker-dealers, including the Brokers. It will be the responsibility of the Brokers or other broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares who is a customer of such Brokers or other broker-dealers. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

The Prospectus for each Index-Based Fund will include a basic description of the index the Index-Based Fund seeks to track, and the manner in which the value of the index is reported, as well as a description of the actions, if any, that the Index-Based Fund would take if its rights to use the index are terminated.

Finally, with respect to the proposed Funds of Funds Relief, the FOF Participation Agreement will further require each Fund of Funds that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A) of the Act to disclose in its prospectus that it may invest in Funds and to disclose in “plain English” in its prospectus the unique characteristics of investing in the Funds, including but not limited to the expense structure and any additional expenses of investing in the Funds. A Fund may choose to reject a purchase order at the discretion of the Fund.

Q.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing ETFs, including the Index-Based ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.35 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Exchange Specialists, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find

[35]	The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

The Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for HealthShares, WisdomTree, Fidelity, PowerShares, Rydex, SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI Series, QQQs, Select Sector SPDRs, and iShares. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

The Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.36

The Distributor or its affiliates will act as coordinator in connection with the production and distribution of such materials to the Brokers and other broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus and SAI may be obtained through the Distributor or the Brokers. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus and SAI to the Exchange, where they will be available for review by investors.

[36]

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request. The Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and unit investment trusts (“UITs”) within or outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (1) or (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions; all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of… [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”37 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable,

[37]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction … are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with index-based and actively managed exchange-traded funds the proposed Funds will benefit the markets.

C.	The Products Do Not Raise Concerns

1.	Structure and Operation of the Actively Managed Funds Compared to Index-Based ETFs

Applicants believe that the structure and operation of the Actively Managed Funds will be very similar to that of the Index-Based ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to Index-Based ETFs and actively managed ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with Index-Based ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Conflict Policies and Procedures and Codes of Ethics of the Adviser and the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with Index-Based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by Index-Based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to Index-Based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such Index-Based

ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of Index-Based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by Index-Based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for Index-Based ETFs and actively managed ETFs that have been granted an exemptive order by the SEC. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of Index-Based ETFs. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will include the benefits offered by Index-Based ETFs as well as benefits that are unique to actively managed ETFs. These benefits include access to sophisticated investment management strategies, flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by Index-Based ETFs currently trading should be similarly experienced by the Trust and its Funds. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser. Furthermore, the active management aspect of the actively managed Funds will provide investors with a new, low-cost investment product where costs are allocated more appropriately between long-term and short-term investors.

Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person. Given that each Index-Based Fund will be managed to replicate or closely track the total return of its underlying index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested

In short, although the Actively Managed Funds will be actively managed, Applicants believe that the Actively Managed Funds and Index-Based Funds will operate in the same manner as Index-Based ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are natural candidates for the requested relief. Based on the foregoing, the Applicants respectfully request the relief set forth below.

4.	Proposed Rule Regarding Exchange-Traded Funds

As previously indicated, in March, 2008, the SEC proposed a new rule under the Act that would exempt exchange-traded funds from certain provisions of that Act and the rules thereunder. The rule, if adopted, would permit certain exchange-traded funds to begin operating without the expense and delay of obtaining an exemptive order from the Commission. The ETF Proposal, if adopted, would provide substantially all of the relief Applicants are seeking.

Applicants note that the ETF Proposal would provide an exemption to permit acquiring funds to invest in ETFs in excess of the limits of Section 12(d)(1), but would limit an acquiring fund’s ability to redeem ETF shares.38

[38]

Proposed Rule 12d1–4 would not provide an exemption permitting acquiring funds to redeem ETF shares acquired in excess of the three percent limit in Section 12(d)(1)(A)(i) of the Act in reliance on the proposed rule.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and Other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Grail Order, Active PowerShares Order, HealthShares Order, WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisors Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order and the MSCI iShares Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.39 The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index-Based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants

[39]	See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Exchange Specialists will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from40 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain, or employ a third-party vendor to maintain, the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the

[40]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

published sales price and who could pay investors a little more than the published redemption price. 41 The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”42

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.43 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to

[41]	See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).

[42]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

[43]

The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.

The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.44 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment

[44]

Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

company and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the 1940 Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.45

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

[45]

See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Specialist or Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the 1940 Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Exchange Specialist or a Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or an Exchange Specialist or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.46 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund. Under such circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund of Funds may be deemed to violate Section 17(a) of the Act.

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same

[46]

To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds.

manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved. Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,47 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours48), the elimination of existing holidays or changes in local securities delivery practices,49 could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the

[47]

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[48]

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[49]

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain

Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by many of the ETFs listed in note 4 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.50 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.51 As originally proposed, Section 12(d)(1)

[50]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

[51]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.52

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).53 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).54

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

[52]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[53]	See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[54]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group55, and Fund of Funds’ Sub-Advisory Group56 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.57

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence

[55]

For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

[56]

A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds Sub-Adviser.”

[57]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.” Condition B.7 will subject purchases of securities by the Fund in an Affiliated Underwriting to the Fund’s Rule 10f-3 policies and procedures.58

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

[58]

Applicants note that while this condition differs from a similar condition included in recently issued orders, Applicants believe that Condition B.7 effectively serves the same purpose by subjecting purchases of securities by the Fund in an Affiliated Underwriting to the Fund’s Rule 10f-3 policies and procedures.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund59 (2) fund holding companies subject their investors to two layers of advisory fees;60 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

[59]	PPI Report at 319-320.

[60]	Id. at 318.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds Adviser or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.11 prevents any sales changes or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of NASD.61

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.62 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the

[61]

Applicants note that the ETF Proposal, unlike previously granted exemptive orders, would not require directors to make any special findings that investors are not paying multiple advisory fees for the same services.

[62]	PPI Report at 321.

proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, a Fund of Funds could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-Based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”63

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed and Index-Based Exchange Traded Fund Relief

1.	The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed and index-based exchange traded funds.

2.	Each Fund’s Prospectus, will clearly disclose that, for purposes of the Act, Shares are issued by a registered investment company, and that the acquisition of Shares by investment companies and companies relying on Section 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

3.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

4.	No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus and advertising material will prominently disclose, as applicable, that the Fund is an “actively managed exchange-traded fund” or an

[63]	See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

“index-based exchange-traded fund.” Each Prospectus also will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

5.	The Adviser, Sub-Adviser or a service provider to the foregoing persons shall maintain one or more websites (as may be appropriate to the relationships between the foregoing persons and the Funds) which is and will be publicly accessible at no charge and will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

6.	The Prospectus and annual report for each Fund will include: (a) the information listed in condition A.5(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter); (b) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price calculated on a per Share basis for one, five and ten year periods (or for life of the Fund, if shorter); and (c) as applicable, the cumulative total return of the relevant index.

7.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.	On each Business Day, before the commencement of trading in Shares on the Fund’s Listing Exchange, the Fund will disclose on its website or on a website described in Condition A.5, above, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.	Section 12(d)(1) Relief

1.	The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.	The Board of the Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. Such procedures will subject purchases of securities by the Fund in an Affiliated Underwriting to the Fund’s Rule 10f-3 policies and procedures.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.	Before approving an advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

12.

No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash purposes.

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

RUSSELL INVESTMENT MANAGEMENT COMPANY

Dated: 6/30/09	By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

RUSSELL FINANCIAL SERVICES, INC.

Dated: 6/30/09	By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(1)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Gregory J. Lyons, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RIMCo and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 25 day of June, 2009.

Russell Investment Management Company

By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(1)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Gregory J. Lyons, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RFS and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RFS on this 25 day of June, 2009.

Russell Financial Services, Inc.

By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

EXHIBIT B

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
	)	ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Russell Investment Management Company and Russell Financial Services, Inc. (each, a “Company”), that he is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary